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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Douglas Lake Minerals Inc. (Name of Issuer)
Common, $.001 par value per share (Title of Class of Securities)
259676 10 4 (CUSIP Number)
April 26, 2006 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒ Rule 13d-1(b)

☒  Rule 13d-1(c)

❒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 259676 10 4
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). The M-B Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	❒
	(b)	❒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,260,000
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 4,260,000
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,260,000
10.	Check if the Aggregate Amount In Row 9 Excludes Certain Shares (See Instructions) ❒
11.	Percent of Class Represented by Amount in Row 9 19.9% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

Note (1): Percentage ownership calculated based upon an aggregate of 21,380,732 shares outstanding as of April 27, 2006.

Item 1.

(a)	Name of Issuer Douglas Lake Minerals Inc.
(b)	Address of Issuer's Principal Executive Offices Suite 808, 27 Alexander Street, Vancouver, British Columbia V6A 1B2, Canada

Item 2.

(a)	Name of Person Filing The M-B Trust
(b)	Address of Principal Business Office or, if none, Residence Suite 210, 400 St. Mary Avenue, Winnipeg, Manitoba R3C 4K5
(c)	Citizenship Manitoba, Canada
(d)	Title of Class of Securities Common Stock, $0.001 par value per share
(e)	CUSIP Number 259676 10 4

Item 3. If this statement is filed pursuant to s. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,260,000
(b)	Percent of class: 19.9% (1)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 4,260,000
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 4,260,000
	(iv)	Shared power to dispose or to direct the disposition of -0-

Note (1): Percentage ownership calculated based upon an aggregate of 21,380,732 shares outstanding as of April 27, 2006.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ❒

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2006 Date

/s/ Heidi Bunkowsky Signature

Heidi Bunkowsky, Trustee of The M-B Trust Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)